Exhibit 99.16

CONSENT OF ARIF UMUTCAN GELİŞEN

This consent is provided in connection with the filing of the Annual Report on Form 40-F of EMX Royalty Corporation (the "Company") with the United States Securities and Exchange Commission (the "SEC") and any amendments thereto, and any exhibits or documents incorporated by reference therein (collectively, the "Annual Report").  The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2022 (the "AIF"), the Company's Management Discussion and Analysis for the year ended December 31, 2022 (the "MD&A"), and the Audited Consolidated Financial Statements of the Company for the years ended December 31, 2022 and 2021, including the notes thereto.

I, Arif Umutcan Gelişen, hereby consent to (i) the inclusion and incorporation by reference in the Annual Report of references to and information derived or summarized from the technical report entitled "Gediktepe Project - Balıkesir Province, Turkey, NI 43-101 Royalty Technical Report" dated March 21, 2022 (the "Technical Report"), or portions thereof, that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me; and (ii) the use of and references to my name, including as an expert or "qualified person", and my involvement in the preparation of the Technical Report in each case where used or incorporated by reference into the Annual Report.

I also hereby consent to such use of my name in and the incorporation by reference of such information contained or incorporated by reference in the Annual Report and exhibits thereto into the Company's Registration Statement on Form S-8 (No. 333-213709), and any amendment or supplement.

Date:  March 28, 2023

/s/ Arif Umutcan Gelişen
ARIF UMUTCAN GELİŞEN, B.Sc., MIMMM
DAMA Engineering Inc.